PRESS RELEASE

MARCH 21, 2024

Largo Reports Fourth Quarter and Full Year 2023 Financial Results; Continued Focus on Operational Improvements and Cost Reduction to Offset Depressed Vanadium Prices

All dollar amounts expressed are in thousands of U.S. dollars unless otherwise indicated.

Q4, Full Year 2023 and Other Highlights

  Revenues of $44.2 million in Q4 2023, 7% below Q4 2022; Revenues per pound sold1 of $7.69 in Q4 2023 vs. $7.77 in Q4 2022

  Operating costs of $43.2 million in Q4 2023 vs. $44.5 million in Q4 2022; Cash operating costs excluding royalties per pound1 V2O5 equivalent sold of $5.44 in Q4 2023 vs. $5.15 in Q4 2022

  Net loss of $13.3 million in Q4 2023, which included $6.6 million in non-recurring items vs. net loss of $15.6 million in Q4 2022, which included $6.3 million in non-recurring items; Basic loss per share of $0.21 in Q4 2023 vs. basic loss per share of $0.24 in Q4 2022

  Adjusted EBITDA2 of $1.4 million in Q4 2023 increased by 138% from that seen in Q4 2022

  Revenues of $198.7 million in 2023, 13% below 2022; Revenues per pound sold1 of $8.66 in 2023 vs. $9.38 in 2022

  Operating costs of $174.8 million in 2023 vs. $169.7 million in 2022, and cash operating costs excluding royalties per pound1 V2O5 equivalent sold of $5.30 in 2023 vs. $4.57 in 2022; Within revised annual cash operating costs excluding royalties1 per pound guidance for 2023

  Net loss of $32.4 million in 2023, which included $10.3 million in non-recurring items vs. net loss of $2.2 million in 2022, which included $13.8 million in non-recurring items; Basic loss per share of $0.51 in 2023 vs. basic loss per share of $0.03 in 2022

  Adjusted EBITDA2 of $12.1 million in 2023 vs. $41.6 million in 2022

  Cash balance of $42.7 million, net working capital3 surplus of $94.7 million and debt of $75.0 million exiting 2023

  V2O5 production of 2,768 tonnes in Q4 2023, a 38% increase over the 2,004 tonnes produced in Q4 2022; Annual V2O5 production of 9,681 tonnes in 2023 vs. 10,436 tonnes in 2022 and within the Company's revised 2023 production guidance range of 9,000 - 11,000 tonnes

  Quarterly sales of 2,605 tonnes of V2O5 equivalent (inclusive of 139 tonnes of purchased material) in Q4 2023 vs. 2,774 tonnes in Q4 2022; Annual V2O5 equivalent sales of 10,396 (inclusive of 929 tonnes of purchased material) tonnes in 2023 vs. 11,091 tonnes in 2022 and within the Company's revised 2023 sales guidance of 8,700 - 10,700 tonnes

  In Q4 2023, Largo Clean Energy's ("LCE") 6 megawatt-hour vanadium flow battery deployment for Enel Green Power España ("EGPE") was validated to operate on test conditions according to EGPE specifications and LCE test procedures

  On March 18, 2024, the Company announced the signing of a non-binding letter of intent with Stryten Energy LLC ("Stryten") to establish a 50:50 joint venture that would combine the Company's wholly owned subsidiary, LCE with Stryten's vanadium redox flow battery ("VRFB") business

  The Company produced 8,970 tonnes of ilmenite concentrate in Q4 2023; In January and February 2024, the Company produced 5,100 tonnes and 2,000 tonnes of ilmenite concentrate, respectively

  Q4 and FY 2023 results conference call: Friday, March 22 at 1:00 p.m. ET

Vanadium Market Update4

  The average benchmark price per pound of V2O5 in Europe was $6.46 in Q4 2023, a 22% decrease from the average of $8.25 seen in Q4 2022; The average benchmark price per pound of V2O5 in Europe was $6.53 as at December 31, 2023, a 31% decrease from the average of $9.44 seen as at December 31, 2022

  Vanadium spot demand was soft in Q4 2023, primarily due to adverse conditions in the Chinese and European steel industries, however, strong demand from the aerospace sector continued

  The average benchmark price per pound of V2O5 in Europe as of March 15, 2024 was $6.05

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today released financial and operating results for the three and twelve months ended December 31, 2023. The Company reported annual vanadium pentoxide ("V2O5") equivalent sales of 10,396 tonnes at a cash operating cost excluding royalties per pound1 sold of $5.30.

Daniel Tellechea, Interim CEO and Director of Largo, stated: "The Company's financial results continued to be adversely affected by lower vanadium prices as highlighted by a sharp decline in the European V2O5 price of 22% in Q4 2023 compared to Q4 2022. We remain committed to achieving greater levels of operational efficiency at the Maracás Menchen Mine in order to meet production and sales targets improve cash flow going forward."

He continued: "A number of notable achievements were made by the Company during 2023, including the successful construction and commissioning of a new ilmenite concentration plant. We continue with the ramp-up of production at this facility, further diversifying our revenue stream from our existing vanadium operations. Largo's exploration efforts surrounding the Maracás Menchen Mine have become an increasingly important part of our story over the last few quarters, and we continue to advance our efforts in this area. Following our recent announcement on our review and evaluation of strategic alternatives to unlock and fully maximize the value of LCE, we look forward to continuing discussions with Stryten over the coming weeks."

He concluded: "While vanadium appears to have very promising long-term fundamentals, the Company remains solely focused on reducing costs and meeting its production and sales targets to withstand the current period of low vanadium prices."

Financial and Operating Results - Highlights

(thousands of U.S. dollars, except as otherwise stated)	Three months ended		Year ended
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Revenues	44,170	47,501	198,684	229,251
Operating costs	(43,218)	(44,455)	(174,758)	(169,719)
Net income (loss)	(13,301)	(15,636)	(32,358)	(2,226)
Basic earnings (loss) per share	(0.21)	(0.24)	(0.51)	(0.03)
Adjusted EBITDA[2]	1,385	(3,680)	12,127	41,583
Cash (used) provided before working capital items	(2,364)	(14,055)	5,267	21,424
Cash operating costs excl. royalties[5] ($/lb)	5.44	5.15	5.30	4.57
Cash	42,714	54,471	42,714	54,471
Debt	75,000	40,000	75,000	40,000
Total mined - dry basis (tonnes)	3,490,711	2,737,149	14,864,394	10,517,210
Total ore mined (tonnes)	473,958	326,552	1,752,982	1,359,927
Effective grade[6] of ore milled (%)	1.03	1.06	1.04	1.26
V2O5 equivalent produced (tonnes)	2,768	2,004	9,681	10,436

Q4 & Full Year 2023 Notes and Other Highlights

  The Company recorded a net loss of $32.4 million in 2023 compared with a net loss of $2.2 million in 2022, largely driven by a 13% decrease in revenues and an increase in certain expenses, most notably a 3% increase in operating costs, a 506% increase in finance costs, a 195% increase in exploration and evaluation costs and a write down of vanadium assets of $4.9 million.

  In 2023, the Company saw increased direct mine and production costs, primarily due to an increase in total ore mined in 2023, the cost impacts of low ore availability experienced earlier in the year and plant shutdowns for corrective maintenance during 2023. The Company's direct mine and production costs decreased in Q4 2023 as compared with Q4 2022, reflecting the impact of the cost saving and operational improvement initiatives implemented at the mine, as well as the softening of prices for critical consumables.

  The Company continues to actively work towards achieve higher levels of operational efficiency to better manage its costs as it navigates lower grades of ore mined as compared with prior years. In Q4 2023, V2O5 equivalent production was 28% higher than the 2,163 tonnes produced in Q3 2023 and 38% higher than the 2,004 tonnes produced in Q4 2022. The global recovery7 achieved in Q4 2023 was 79.4%, an increase of 6.3% from the 74.7% achieved in Q4 2022 and 3.3% higher than the 76.9% achieved in Q3 2023. The total ore mined in Q4 2023 was 473,958 tonnes, an increase of 45% in comparison with Q4 2022. 1,752,982 tonnes of ore were mined in 2023, an increase of 29% as compared with 2022. Actions were taken to increase crushing availability and normal production levels were recovered in Q4 2023. Total ore crushed in Q4 2023 was 8% higher than in Q3 2023 and 35% higher than in Q4 2022. For 2023, total ore crushed was 9% higher than in 2022.

  For 2023, total professional, consulting and management fees decreased by 9% from 2022 and other general and administrative expenses decreased by 18% from 2022, both as a result of reduced activity and headcount at LCE as a result of the initiation of the strategic review. Additionally, technology start-up costs decreased by 52% in 2023 compared with 2022 primarily due to a write down of battery components inventory in Q4 2022 of $6.4 million and a decrease in activities at LCE in Q4 2023 as the installation of its battery project nears conclusion.

  In 2021, the Company signed a 10-year exclusive off-take agreement with Gladieux Metals Recycling ("GMR") for the purchase of all standard and high purity grade vanadium products GMR produces. The Company is committed to the purchase of a minimum of 360 tonnes of V2O5 in 2024 and its onward distribution to customers.

  Subsequent to Q4 2023, production in January 2024 was 582 tonnes of V2O5 equivalent with 276 tonnes of V2O5 equivalent produced in February 2024. Lower production achieve in the first two months of Q1 2024 is attributable to the Company's previously announced kiln refractory maintenance. Subsequent to Q4 2023, sales in January 2024 were 1,072 tonnes of V2O5 equivalent, with 1,065 sold in February 2024.

The information provided within this release should be read in conjunction with Largo's annual consolidated financial statements for the years ended December 31, 2023 and 2022 and its management's discussion and analysis for the year ended December 31, 2023 which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedarplus.com and www.sec.gov.

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on the ramp-up its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward looking statements") within the meaning of applicable Canadian and United States securities legislation. Forward‐looking statements in this press release include, but are not limited to: the achievement of operational stability; Largo's ability to improve cash flow in the future; expected sales; diversifying the Company's product offering; optimizing operations, continued advancements at the Maracás Menchen Mine; the conclusion of the installation of Largo's battery project; and future commitments to purchase V2O5..

The following are some of the assumptions upon which forward-looking statements are based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium commodities; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to LCE; the availability of financing for operations and development; the ability to mitigate the impact of continuing heavy rainfall; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the Company's "two-pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or LCE to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's most recent annual and interim MD&A, which also apply. Largo's most recent annual and interim MD&A are available on Largo's SEDAR+ profile at www.sedarplus.com.

Trademarks are owned by Largo Inc.

Non-GAAP8 Measures

The Company uses certain non-GAAP measures in this press release, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-GAAP financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound Sold

This press release refers to revenues per pound sold, a non-GAAP performance measure that is used to provide investors with information about a key measure used by management to monitor the performance of the Company.

This measure, along with cash operating costs and total cash costs, is considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. This revenues per pound sold measure does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of this measure per pound sold to revenues as per the Q4 2023 and annual unaudited condensed interim consolidated financial statements.

	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Revenues - V2O5 produced[1]	$25,182	$24,908	$115,534	$123,529
V2O5 sold - produced (000s lb)	3,215	3,483	13,113	14,307
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$7.83	$7.15	$8.81	$8.63

Revenues - V2O5 purchased[1]	$1,497	$-	$9,028	$3,184
V2O5 sold - purchased (000s lb)	265	-	1,279	265
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$5.65	$-	$7.06	$12.02

Revenues - V2O5[1]	$26,679	$24,908	$124,562	$126,713
V2O5 sold (000s lb)	3,480	3,483	14,392	14,571
V2O5 revenues per pound of V2O5 sold ($/lb)	$7.67	$7.15	$8.65	$8.70

Revenues - V2O3 produced[1]	$6,213	$4,736	$13,788	$8,534
V2O3 sold - produced (000s lb)	596	426	1,215	734
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$10.42	$11.12	$11.35	$11.63

Revenues - V2O3 purchased[1]	$-	$480	$1,155	$962
V2O3 sold - purchased (000s lb)	-	42	88	85
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$-	$11.43	$13.13	$11.32

Revenues - V2O3[1]	$6,213	$5,216	$14,943	$9,496
V2O3 sold (000s lb)	596	468	1,303	819
V2O3 revenues per pound of V2O3 sold ($/lb)	$10.42	$11.15	$11.47	$11.59

Revenues - FeV produced[1]	$11,278	$15,664	$57,686	$71,025
FeV sold - produced (000s kg)	479	559	2,070	2,135
FeV revenues per kg of FeV sold - produced ($/kg)	$23.54	$28.02	$27.87	$33.27

Revenues - FeV purchased[1]	$-	$1,713	$1,386	$22,017
FeV sold - purchased (000s kg)	-	64	50	603

	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
FeV revenues per kg of FeV sold - purchased ($/kg)	$-	$26.77	$27.72	$36.51

Revenues - FeV[1]	$11,278	$17,377	$59,072	$93,042
FeV sold (000s kg)	479	623	2,120	2,738
FeV revenues per kg of FeV sold ($/kg)	$23.54	$27.89	$27.86	$33.98

Revenues[1]	$44,170	$47,501	$198,577	$229,251
V2O5 equivalent sold (000s lb)	5,743	6,116	22,920	24,451
Revenues per pound sold ($/lb)	$7.69	$7.77	$8.66	$9.38

1. As per note 4 of the Company's 2023 annual consolidated financial statements.
Three months ended calculated as the amount per note 22 less the corresponding amount disclosed for the nine-month period in note 18 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

Cash Operating Costs Excluding Royalties Per Pound

The Company's press release refers to cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties. Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine. Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the 2023 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Operating costs[i]	$43,218	$44,455	$174,758	$169,719
Professional, consulting and management feesii	887	1,185	3,102	4,969
Other general and administrative expensesiii	718	530	1,750	1,390
Add: insurance proceeds[i]	-	683	-	683
Less: iron ore costs[i]	(84)	(22)	(722)	(659)
Less: conversion costs[i]	(1,768)	(2,231)	(7,319)	(8,070)
Less: product acquisition costs[i]	(1,974)	(3,775)	(15,354)	(24,426)
Less: distribution costs[i]	(2,366)	(2,282)	(8,540)	(9,169)
Less: inventory write-downiv	(192)	(332)	(1,853)	(1,987)

Less: depreciation and amortization expense[i]	(6,592)	(5,959)	(26,048)	(20,882)
Cash operating costs	31,847	32,252	119,774	111,568
Less: royalties[1]	(2,243)	(2,106)	(9,162)	(10,371)
Cash operating costs excluding royalties	29,604	30,146	110,612	101,197
Produced V2O5 sold (000s lb)	5,437	5,855	20,871	22,121
Cash operating costs per pound ($/lb)	$5.86	$5.51	$5.74	$5.04

Cash operating costs excluding royalties per pound ($/lb)	$5.44	$5.15	$5.30	$4.57

i. As per note 23 of the Company's annual 2023 consolidated financial statements.
Three months ended calculated as the amount per note 23 less the corresponding amount disclosed for the nine-month period in note 19 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

ii. Year ended as per the Mine properties segment in note 18 of the Company's annual 2023 consolidated financial statements.

Three months ended calculated as the amount for the Company's Mine properties segment in note 18 less the corresponding amount disclosed for the Mine properties segment for the nine-month period in note 15 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.statements.

iii. Year ended as per the Mine properties segment in note 18 of the Company's annual 2023 consolidated financial statements. less the increase in legal provisions of $692 as noted in the "other general and administrative expenses" section on page 7 of the Company's Q4 2023 MD&A.

Three months ended calculated as the amount for the Company's Mine properties segment in note 18 of the Company's annual 2023 consolidated financial statements. less the increase in legal provisions of $(85), less the corresponding amount disclosed for the Mine properties segment for the nine-month period in note 15 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

iv. Year ended as per note 5 of the Company's annual 2023 consolidated financial statements.for finished products - vanadium less $2,013 for produced products, plus the write-down amounts for finished products - ilmenite and warehouse materials.

Three months ended calculated as the amount per above less the corresponding amount (less $835 for produced products) disclosed for the nine-month period in note 5 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

EBITDA and Adjusted EBITDA

The Company's press release refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the 2023 annual consolidated financial statements.

	Three months ended		Year ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net loss	$(13,301)	$(15,636)	$(32,358)	$(2,226)
Finance costs	4,096	801	9,630	1,588
Interest income	(280)	(311)	(2,018)	(1,109)
Income tax expense	40	(1,336)	88	7,688
Deferred income tax recovery	(3,119)	(252)	(2,786)	(1,423)
Depreciation[i]	7,393	6,725	29,250	23,278
EBITDA	$(5,171)	$(10,009)	$1,806	$27,796
Inventory write-downii	2,407	6,797	4,068	8,739
Write-down of vanadium assets	3,535	-	4,862	-
Insurance proceedsiii	-	(683)	-	(683)
Movement in legal provisionsiii	(85)	215	692	5,107
Employee settlementsiii	699	-	699	624
Adjusted EBITDA	$1,385	$(3,680)	$12,127	$41,583

i. Year ended as per the consolidated statements of cash flows in the Company's annual 2023 consolidated financial statements.

ii. Three months ended calculated as the amount per the consolidated statements of cash flows less the corresponding amount disclosed for the nine-month period in the consolidated statements of cash flows of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

iii. Year ended as per note 5 in the Company's annual 2023 consolidated financial statements.

iv. Three months ended calculated as the amount per note 5 less the corresponding amount disclosed for the nine-month period in note 5 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022.

v. As per the "non-recurring items" section on page 7 of the Company's 2023 management's discussion and analysis.

_____________________

1 Revenues per pound sold and cash operating costs are non-GAAP financial measures, and cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

2 Adjusted EBITDA is a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

3 Defined as current assets less current liabilities per the consolidated statements of financial position.

4 Fastmarkets MetalBulletin

5The cash operating costs excluding royalties and revenues per pound per pound sold are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.

6 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate

7 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

8 GAAP - Generally Accepted Accounting Principles

Appendix:

Consolidated Statements of Financial Position
Expressed in thousands / 000's of U.S. dollars

	As at
	December 31, 2023	December 31, 2022
Assets
Cash	$42,714	$54,471
Restricted cash	712	470
Amounts receivable	25,598	20,975
Inventory	61,565	64,221
Prepaid expenses	6,534	14,007
Total Current Assets	137,123	154,144
Other intangible assets	6,153	7,263
Mine properties, plant and equipment	212,176	175,237
Vanadium assets	18,674	14,510
Deferred income tax asset	7,495	4,596
Total Non-current Assets	244,498	201,606
Total Assets	$381,621	$355,750
Liabilities
Current portion of lease liability	$600	$581
Accounts payable and accrued liabilities	31,439	26,634
Deferred revenue	3,553	1,698
Debt	-	4,000
Current portion of provisions	6,863	6,060
Total Current Liabilities	42,455	38,973
Lease liability	925	1,473
Non-current accounts payable and accrued liabilities	724	326
Long term debt	75,000	36,000
Provisions	6,718	4,424
Total Non-current Liabilities	83,367	42,223
Total Liabilities	125,822	81,196
Equity
Issued capital	412,295	411,646
Equity reserves	12,200	14,138
Accumulated other comprehensive loss	(98,200)	(112,165)
Deficit	(77,643)	(48,227)
Equity attributable to owners of the Company	248,652	265,392
Non-controlling Interest	7,147	9,162
Total Equity	255,799	274,554
Total Liabilities and Equity	$381,621	$355,750
Commitments and contingencies
Subsequent events

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

	Years ended December 31,
	2023	2022

Revenues	$198,684	$229,251
Expenses
Operating costs	(174,758)	(169,719)
Professional, consulting and management fees	(23,068)	(25,277)
Foreign exchange (loss) gain	(183)	1,584
Other general and administrative expenses	(11,792)	(14,319)
Share-based payments	362	(2,372)
Finance costs	(9,630)	(1,588)
Interest income	2,018	1,109
Technology start-up costs	(6,122)	(12,695)
Write-down of vanadium assets	(4,862)	-
Exploration and evaluation costs	(5,705)	(1,935)
	(233,740)	(225,212)
Net income (loss) before tax	$(35,056)	$4,039
Income tax expense	(88)	(7,688)
Deferred income tax recovery	2,786	1,423
Net loss	$(32,358)	$(2,226)
Other comprehensive income
Items that subsequently will be reclassified to operations:
Unrealized gain on foreign currency translation	13,965	6,607
Comprehensive income (loss)	$(18,393)	$4,381
Net loss attributable to:
Owners of the Company	$(30,343)	$(1,451)
Non-controlling interests	$(2,015)	$(775)
	$(32,358)	$(2,226)
Comprehensive income (loss) attributable to:
Owners of the Company	$(16,378)	$5,156
Non-controlling interests	$(2,015)	$(775)
	$(18,393)	$4,381
Basic loss per Common Share	$(0.51)	$(0.03)
Diluted loss per Common Share	$(0.51)	$(0.03)

Weighted Average Number of Shares Outstanding (in 000's)
- Basic	64,038	64,446
- Diluted	64,038	64,446

Consolidated Statements of Cash Flows
Expressed in thousands / 000's of U.S. dollars

	Years ended December 31,
	2023	2022
Operating Activities
Net loss for the year	$(32,358)	$(2,226)
Depreciation	29,250	23,278
Share-based payments	(362)	2,372
Unrealized foreign exchange (gain)	(509)	(4,580)
Non-cash listing expense	-	571
Loss on sale of vanadium assets	156	-
Finance costs	9,630	1,588
Interest income	(2,018)	(1,109)
Write down of vanadium assets	4,862	-
Income tax expense	88	7,688
Deferred income tax recovery	(2,786)	(1,423)
Income tax paid	(686)	(4,735)
Cash Provided Before Working Capital Items	5,267	21,424
Change in amounts receivable	(3,861)	3,573
Change in inventory	5,361	(15,710)
Change in prepaid expenses	7,961	(7,232)
Changes in accounts payable and provisions	4,614	5,176
Change in deferred revenue	1,855	(3,771)
Net Cash Provided by Operating Activities	21,197	3,460
Financing Activities
Receipt of debt	70,000	55,000
Repayment of debt	(35,000)	(30,000)
Interest paid	(7,065)	(616)
Interest received	2,014	1,109
Lease payments	(580)	(569)
Change in restricted cash	(242)	(22)
Sale of non-controlling interest	-	7,344
Share repurchase	-	(6,088)
Issuance of common shares	-	277
Net Cash Provided by Financing Activities	29,127	26,435
Investing Activities
Intangible assets	(157)	(3,444)
Mine properties, plant and equipment	(53,546)	(42,193)
Purchase of vanadium assets	(10,115)	(14,510)
Sale of vanadium assets	933	-
Net Cash Used in Investing Activities	(62,885)	(60,147)
Effect of foreign exchange on cash	804	933
Net Change in Cash	(11,757)	(29,319)
Cash position - beginning of the year	54,471	83,790
Cash Position - end of the year	$42,714	$54,471